Exhibit 2

November 5, 2019

British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs:

Re:	Grown Rogue International Inc. (formerly Novicius Corp.)
Notice of Change of Auditor Pursuant to NI 51-102 (Part 4.11)

In accordance with Section 4.11 of National Instrument 51-102, we have reviewed the Company’s Notice of Change of Auditor (“the Notice”), dated November 4, 2019. Based on our information as of this date, we agree with the Statements contained in the Notice.

Yours truly,

Chartered Professional Accountants,

Licensed Public Accountants